SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 1)

Isilon Systems, Inc.

(Name of Subject Company)

Isilon Systems, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

46432L104

(CUSIP Number of Class of Securities)

Keenan M. Conder

Vice President, General Counsel and Corporate Secretary

Isilon Systems, Inc.

3101 Western Avenue

Seattle, Washington 98121

(206) 315-7500

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Craig E. Sherman, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue Suite 5100 Seattle, Washington 98104 (206) 883-2500	Martin W. Korman, Esq. Lawrence M. Chu, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2010 (as previously filed with the SEC, the “Schedule 14D-9”) by Isilon Systems, Inc., a Delaware corporation (the “Company”), relating to the offer (the “Offer”) by Electron Merger Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of EMC Corporation, a Massachusetts corporation (“Parent”), as set forth in a Tender Offer Statement filed by Parent and Purchaser on Schedule TO, dated November 19, 2010 (as previously filed with the SEC, the “Schedule TO”), to purchase all outstanding shares of common stock, par value $0.00001 per share (the “Shares”) of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2010 and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 1 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

The fourteenth paragraph of Item 8 of the Schedule 14D-9 is hereby replaced in its entirety with the following two paragraphs:

Litigation. Beginning on November 15, 2010, several putative class action lawsuits were filed purportedly on behalf of a class of Isilon’s stockholders in King County Superior Court, Washington, captioned Durand v. Isilon Systems, Inc., et al., Case No. 10-2-40094-0-SEA (the “Durand Complaint”), Bushansky v. Isilon Systems, Inc., et al., Case No. 10-2-40842-8-SEA (the “Bushansky Complaint”), Jones v. Isilon Systems, Inc., et al., Case No. 10-2-41201-8-SEA (the “Jones Complaint”), and Hale v. Ruckelshaus, et al., Case No. 10-2-41098-8-SEA (the “Hale Complaint”). On November 30, 2010, another purported class action lawsuit on behalf of Isilon’s stockholders was filed in United States District Court for the Western District of Washington, captioned Laub v. Isilon Systems, Inc., et al., Civ. A. No. 2:10-cv-01938 (the “Laub Complaint” and together with the Durand Complaint, the Bushansky Complaint, the Jones Complaint and the Hale Complaint, the “Complaints”). The Complaints name Isilon and each of the members of Isilon’s board of directors as defendants. The Jones Complaint and the Laub Complaint name EMC as an additional defendant, and the Bushansky Complaint and the Hale Complaint name EMC and Purchaser as additional defendants.

The Complaints allege, among other things, that the board of directors breached fiduciary duties owed to Isilon’s stockholders by failing to take steps to maximize stockholder value or to engage in a fair sale process when approving the proposed merger with EMC. The Complaints also allege that Isilon, EMC (where applicable) and Purchaser (where applicable) aided and abetted the members of Isilon’s board of directors in the alleged breach of their fiduciary duties, and that Isilon’s disclosure on Schedule 14D-9 contains certain material omissions, rendering some statements therein misleading. The plaintiffs seek relief that includes, among other things, an injunction prohibiting the consummation of the proposed merger, a court order declaring that the board of directors breached their fiduciary duties in entering into the merger agreement, rescission – to the extent the merger terms have already been implemented, and the payment of plaintiffs’ attorneys’ fees and costs. Isilon and EMC believe the lawsuits to be without merit and intend to defend against them vigorously. There can be no assurance, however, with regard to the outcome of these lawsuits.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

ISILON SYSTEMS, INC.

By:	/s/ Keenan M. Conder
Keenan M. Conder Vice President, General Counsel and Corporate Secretary

Dated: December 2, 2010